SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)

Cyclerion Therapeutics, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

23255M204

(CUSIP Number)

Peter M. Hecht 245 First Street, Riverview II, 18th Floor Cambridge, MA 02142 (857) 338-3348 Copies to: Stanley Keller Locke Lord LLP 111 Huntington Avenue, 9th Floor Boston, MA 02199 (617) 239-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23255M204	13D	Page 2 of 5

1	name of reporting person Peter M. Hecht
2	check the appropriate box if a member of a group (a) ☐ (b) ☒
3	sec use only
4	source of funds PF, OO
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting	7	sole voting power 840,899
person with	8	shared voting power 0
	9	sole dispositive power 840,899
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 840,899
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 26.9%
14	type or report person IN

CUSIP No. 23255M204	13D	Page 3 of 5

Schedule 13D

This Amendment No. 6 (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D filed with the Securities and Exchange Commission by Peter M. Hecht (the “Reporting Person”) on May 14, 2021, as amended by Amendment No. 1 filed June 7, 2021, Amendment No. 2 filed November 21, 2022, Amendment No. 3 filed March 31, 2023, Amendment No. 4 filed May 12, 2023 and Amendment No. 5 filed May 23, 2023 (the “Original Statement”). The Original Statement, as amended by this Amendment (the “Statement”), relates to the shares of Common Stock, no par value (the “Common Stock”) of Cyclerion Therapeutics, Inc., a Massachusetts corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

Percentages in this Amendment are based on 2,860,096 shares of Common Stock outstanding, which consists of (a) 2,445,096 shares outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended September 30, 2023, (b) the issuance of 185,000 shares of restricted stock to members of the Board of Directors of the Issuer (including 20,000 shares of restricted stock issued to the Reporting Person) on November 30, 2023, and (c) the issuance of 15,000 shares of restricted stock under the Reporting Person’s Consulting Agreement as described in this Amendment. Percentages in this Amendment also reflect the approval by the Issuer’s shareholders at a special meeting of shareholders held on July 19, 2023, for purposes of complying with Nasdaq Listing Rules, of the potential conversion of shares of the non-voting Series A Convertible Preferred Stock of the Issuer (the “Preferred Stock”) held by the Reporting Person in excess of certain limits otherwise imposed by the Nasdaq Listing Rules.

Item 2.	Identity and Background

Item 2 of the Orignal Statement is hereby amended and restated in its entirety to read as follows:

(a)	This Statement is being filed by Peter M. Hecht, Ph.D.

(b)	The business address for Dr. Hecht is c/o Tisento Therapeutics, Inc., 245 Riverview II, 18th Floor, Cambridge, MA 02142.

(c)	Dr. Hecht serves as Chief Executive Officer of Tisento Therapeutics, Inc.

(d)-(e)	During the last five years, Dr. Hecht has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Hecht is a citizen of the United States.

CUSIP No. 23255M204	13D	Page 4 of 5

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement is hereby supplemented by adding the following:

On November 30, 2023, the Reporting Person resigned from his position as President and Chief Executive Officer of the Issuer. The resignation was the result of an anticipated transition process following the transactions contemplated by the Asset Purchase Agreement dated as of May 11, 2023, while the Issuer searched for a new President. On December 4, 2023, the Board of Directors of the Issuer announced that it has appointed a new President effective December 1, 2023.

The Reporting Person remains a member of the Board of Directors of the Issuer. On November 30, 2023, the Issuer granted a total of 185,000 shares of restricted stock to members of the Board of Directors and the Issuer’s new President. Of this amount, 20,000 shares of restricted stock were issued to the Reporting Person, of which 2,500 shares vested on the grant date and the remainder vest in monthly increments over a 42-month period, subject to continued service on the Board of Directors.

On December 1, 2023, the Reporting Person entered into a Consulting Agreement with the Issuer to provide consulting services on an as-needed basis, including strategic consultation with the new President and other senior management and assistance on future business development or fundraising efforts. The Consulting Agreement has a four year term. The Reporting Person will not be required to spend more than 10% of his business time during the term providing consulting services to the Issuer. In connection with the Consulting Agreement, in lieu of any cash compensation, the Issuer agreed to issue to the Reporting Person a total of 30,000 shares of restricted stock (the “Consulting Shares”) under the Issuer’s 2019 Equity Incentive Plan, of which 15,000 shares of restricted stock were issued with a grant date of December 1, 2023 and 15,000 shares of restricted stock will be issued with a grant date of January 1, 2024. The Consulting Shares are scheduled to vest in monthly increments as equal as possible from the applicable grant date through November 1, 2027, subject to the Reporting Person’s continued service relationship to the Issuer. In addition, the Issuer agreed to extend the period in which the Reporting Person may exercise outstanding unexercised stock options, to the extent vested as of his last day of service as an employee or director of, or consultant to, the Issuer, to the two-year anniversary of such date, or the original termination date of such options, whichever is earlier.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety to read as follows:

(a)    As calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person beneficially owns an aggregate of 840,899 shares of Common Stock, representing (i) 377,385 shares of Common Stock held directly (inclusive of the 15,000 share portion of the Consulting Shares scheduled to be issued January 1, 2024, as the Reporting Person has the right to acquire such shares within 60 days), (ii) an additional 112,477 shares of Common Stock that underlie stock options that are currently exercisable or will be exercisable within 60 days, and (iii) 351,037 shares of Common Stock that may be issued upon conversion of shares of Preferred Stock issued to the Reporting Person under the Stock Purchase Agreement. Share numbers are estimated based on the monthly vesting schedule of certain of the Reporting Person’s stock options.

(b)    The information in Items 7 through 10 of the cover page is incorporated by reference into this Item 5(b).

(c)    Except as described in this Statement, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) - (e)  Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Statement is hereby supplemented as follows:

Exhibit 3	Consulting Agreement between Cyclerion Therapeutics, Inc. and Peter M. Hecht, Ph.D.

CUSIP No. 23255M204	13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 5, 2023

PETER M. HECHT

/s/ Peter M. Hecht